Filed by Vivendi S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                             Date: June 29, 2000


              THE FOLLOWING IS A COPY OF AN ARTICLE FROM THE
            FINANCIAL TIMES AND FT.COM (WITH AN ADDED SAFE-HARBOR STATEMENT) IN CONNECTION WITH PRESENTATIONS BEING MADE
                 BY THE SEAGRAM COMPANY LTD. AND VIVENDI S.A.


                            Safe - Harbor Statement

The attached material is being distributed for purposes of background information only and represents the opinions of the authors and other persons identified therein. Vivendi, Canal+ and Seagram assume no responsibility for the attached material, including its accuracy or completeness.

The attached material contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed business combination transaction among Vivendi, Canal+ and Seagram when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the particpants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by Vivendi and Seagram on June 20, 2000.

   2
UNDERSTANDING WAP


[IMAGE OF THE EARTH]
OVERVIEW


MORE THAN MOBILE

The mobile world is set to enter cyberspace. Wireless application protocol, or Wap, is a technology which links the Internet to wireless portable devices, such as mobile phones. This convergence heralds the birth of "m-commerce", a new way of doing business that will change the way we live by Alan Cane

The newly-forged acronym Wap has come to signify the convergence of the two fastest growing technological phenomena of recent years: the internet and mobile telephony. Wap - or wireless application protocol - is simply an enabling technology, a set of rules for transforming Internet information so that it can be displayed on the necessarily small screen of a mobile telephone or other portable device. At the moment, however, it is the key to mobile information, mobile commerce and a broad range of Internet services which can be delivered over the airwaves. It is the essential link between the Internet on the desktop and the increasing capabilities of mobile phones, personal organizers and other wireless devices.

With the emergence within the next few years of next generation mobile phones - which will make possible the delivery of full-motion video images and high-fidelity sound over mobile networks - the technical significance of Wap may decline: mobile commerce and other forms of mobile interaction with the internet, however, will continue to grow in importance.

Many experts believe that m-commerce will prove to be the "killer application" that will drive growth in the mobile sector after the market for conventional voice calls has been saturated - a phenomenon that is likely within a few years in developed countries.

[GRAPH ENTITLED "MOBILE SUBSCRIBERS AND DESKTOP INTERNET USERS, MILLIONS," SHOWING MOBILE SUBSCRIBERS RISING TO APPROXIMATELY 1.2 BILLION AND INTERNET USERS RISING TO BETWEEN 200 AND 400 MILLION IN 2005]

M-commerce is emerging more rapidly in Europe and in Asia, where mobile services are relatively advanced, than in the US where mobile telephony has only just begun to take off. With the advent of next generation services, however, it is likely that the US will have closed the gap within the next few years. What will consumers do with m-commerce? Everything from buying goods and services to downloading music and books and asking for stock quotes and geographic information. Online banking is a typical application. According to some estimates, the growth of mobile commerce will outstrip electronic commerce, nascent though that is, within three years.

By 2004, there could be more than 700m mobile commerce users. All the major telecoms manufacturers - with the world leaders Nokia of Finland, Motorola of the US and Ericsson of Sweden in the vanguard - are gearing up for this expected boom and have introduced or are about to introduce handsets with Wap capabilities.

   3


These new handsets will need to have special capabilities. Using a Wap phone involves more than "cutting through the cord" as Ericsson observes. The content providers will know where their users are geographically and will be able to direct them to specific destinations - restaurants or theatres, for example. They will be able to carry out secure transactions. And, most important, because of the small screen, the information they display will be tailored to their users' specific requirements. So the leading operators, including the world's largest mobile telephone group, Vodafone AirTouch, are doing deals with content providers to ensure they have a rich menu of goods and services to offer consumers in the new m-world. This guide, the second of a series in which the FT examines ideas in business, looks at three stages in the development of mobile commerce. First, today's primitive but promising wireless services. Second, the emergence of transmission technologies which will make these services a practical proposition. And third, the advent of next generation services ushering in the new era of mobile business.

Wap is one of a number of curiously named new technologies that will underpin the convergence of mobile communications and the internet. Bluetooth, for example, a radio technology capable of connecting mobile phones with personal computers. Or general packet radio service (GPRS), which will deliver Internet information to mobile phones many times faster than conventional GSM technology. Most experts believe that the introduction of GPRS later this year will be the turning point for mobile commerce. Early Wap services, for example BT Cellnet's Genie, delivered over GSM using short message service (SMS) technology, are too slow and cumbersome to be practical.

GPRS, however, will provide something close to the service which can be expected from next generation phones. It will make possible an "always on" service because it only uses the network when there is information to be sent. It will make the difference between a technical novelty and a service which will have customers saying to themselves: "I would really like to use this."

The evidence from Japan, in any case, is that customers are more than ready for m-commerce. NTT DoCoMo's recently launched i-Mode, a data communications service rather like Wap, has already signed up several million customers and is still growing rapidly.

(COPYRIGHT) Copyright the Financial Times Limited 2000.
"FT" and "Financial Times" are trademarks of The Financial Times Limited.


                        ********************************

   4
UNDERSTANDING WAP


[IMAGE OF THE EARTH AND MOBILE PHONE]
MOBILE TODAY


THE NEXT INTERNET BOOM


Today's internet-enabled wireless portable devices, including mobile phones, are clumsy and restricted in both format and content. But they point the way to the future, by Peter Martin


Missed out on the internet boom? Don't worry. There is another on the way, that is just as exciting as the dot.com craze. It is the emerging market for wireless portable appliances, and especially for internet-enabled mobile phones.

The early versions, now appearing, are clumsy and restricted both in format and content. But they work, and point the way to the future. These early versions are personal digital assistants (PDAs) that receive wireless data, or mobile phones that comply with the wireless application protocol (Wap), a standard way of transmitting real-time content which allows mobile phones to browse the internet.

I know - this doesn't seem very exciting. But believe me, using the plain text Lynx browser to look at the world wide web was not very exciting back in 1992. Since then the web has created more paper billionaires than any other invention in history. The development of handheld wireless devices is potentially just as powerful. It is too late to try to make money out of this by providing hardware and operating systems software. So, unless you are in this game already, you are probably too late. Content, by contrast, is still anybody's game.

The simplest form of content is information - news headlines, sports scores, commodity prices. These are already available on pagers and mobile phones. But content is much broader than information. Successful content businesses will take advantage of the inherent characteristics of these little devices. So anyone daydreaming about going public in 2002 should be doodling three thoughts:


PERSONAL
These devices are successful because they are my personal device, my phone, my alter ego. So their content has to be tightly tailored to the personality and the specific needs of the user. It sounds obvious, but it is surprisingly hard to do, as a glance at those websites which claim to offer personalised experiences will indicate. Don't under-estimate the value of superficial personalisation, by the way. The most successful personalised gadget in the handheld area is probably the Nokia hand-painted face-plate for mobile phones. It's low-tech, it's a pointless waste of money - and it's irresistible. Successful content will have electronically adjustable "skins" to meet the inexhaustible demand for the artificially individual.

Appearance aside, the killer application here will be a personal finance manager that integrates all the aspects of your finances, including bank records, work expenses, electronic purse expenditures and so on. And the field is wide open: start-ups, telecommunications companies, banks, stock-brokers, even supermarkets with personal finance sidelines all stand a chance. The winner will probably be a company which leverages global economies of scale and ease of use with local market brand names and conventions. Alliances with financial institutions will be as important as intuitive design. That is because of the second key characteristic:

TRANSACTIONS
Monitoring your finances is fine but actually doing them is much more compelling. The winner will be the system that lets you pay your bills while sitting on the bus, or shuffle your shares while taking a break from work. Similarly, booking plane tickets is as important as getting airline schedules.

These ideas are in the works - there is already an IBM alliance with the Sabre airline reservations system, for example - but there are lots of other areas where personalised transactions will be crucial.

   5

Supermarket shopping and fruit-machine gambling are two more types of transaction that will make some content providers rich.

GEOGRAPHY
Handheld devices are mobile, but their position is instantly identifiable. So think of content that knows where the user is, and offers content tailored to that geography. Weather forecasts, restaurant locations (with table availability and instant reservations), fast food delivery, finding and booking a plumber, dating services (with pre-recorded video profiles and e-mail or voicemail exchanges) any service where physical proximity is important can migrate a vital part of its value-added to the new devices.

At the moment, much of the content being planned for these gadgets is built around reformatted data from the web. Anyone planning to compete in this area will certainly need to build an accompanying website that works seamlessly with the handheld version. But just as the most successful web businesses were designed with this new medium in mind, so the killer apps in the handheld world will be built from scratch around the particular strengths and weaknesses of these devices.

Now, what are you waiting for? Grab that cocktail napkin and start doodling!

(COPYRIGHT) Copyright the Financial Times Limited 2000.
"FT" and "Financial Times" are trademarks of The Financial Times Limited.


                     * * * * * * * * * * * * * * * * * * *

   6

UNDERSTANDING WAP


[IMAGE OF MICROCHIP]
NEW TECHNOLOGY


JUST WHAT IS THIS WAP?

Mobile Telephones Have Become The Latest Gateway To The Web. Wap Is, At The Moment, The Key To Mobile Information, Mobile Commerce And The Mobile Internet, By Penelope Ody

Now that mobile telephone penetration in many European countries has reached more than 50 per cent, these devices are becoming as familiar as the home computer or electronic games machine. In Finland, children already play new versions of competitive games such as "Battleships", via the cellular networks. In the music world, Virgin Mobile in the UK offers to download the latest pop hits to customers in a daily offering.

These schemes are largely built on the text-based short messaging service (SMS), well-established in the global system for mobile (GSM) standard, but wireless application protocol (Wap) will transform the marketplace.

Wap is an enabling software that effectively allows simple menu-structured web pages to be stripped of complex graphics and relayed to the mobile telephone. Currently, Wap access needs a specific connection via an internet service provider (ISP) in much the same way as a PC accesses. But the system will come into its own with the introduction of another enabling technology, general packet radio services (GPRS), a method of sending internet information to mobile telephones at high speed. At present, services such as BT Cellnet's Genie deliver information at a speed of 9,600 bits of information a second. With GPRS the speed will rise to 100,000.

All of this is generating a lot of excitement among investors.
Telecommunications companies are booming, and they are all investing heavily in mobile telephony. What is more, they are forming strategic alliances in order to provide new services for their customers.

Computer Sciences Corporation (CSC) and Nokia are working with a Finnish fashion retailer who plans to send clothing offers direct to mobile telephones using a combination of cursors, touch screen technology and Wap to allow would-be shoppers to hot-link to order-entry pages on the web.

They may also be able to track the progress of their orders in real time, anywhere, by telephone. At least, that is the theory. In practice, it will take a little longer for web pages to be entirely "Wap happy". Developments are "still very leading-edge", says Brian Davies, former managing director of Scala UK - one of the leading Wap software developers. "It will probably be 12 months before we see real market demand for Wap applications," he predicts.

Scala has developed several Wap products for small to medium-sized companies which would allow, for example, a field sales force to access customer order information and stock availability details via a Wap handset.

Prototype demonstrations are certainly slick and quick, but they fall a long way short of the ideal of accessing a complete web page from a mobile handset.

One problem is that today's web pages are often written in hypertext mark-up language (HTML) which is rather too complex for mobile phones with their slower operating speeds, so systems need to be developed in wireless mark-up language
(WML), which greatly simplifies download times and presentation.

   7

While some business-to-consumer Wap applications are emerging in the financial sector, Mr Davies believes that a key growth area for the technology will be business-to-workforce, with companies using Wap applications to reach employees at any time. Scala is currently working on time-sheet applications and techniques for entering and filing expense claims via the mobile phone.

Nokia says applications that will benefit from Wap include customer care and provisioning, message notification and call management, e-mail, mapping and location services, weather and traffic alerts, sports and financial services, address book and directory services and corporate intranet applications.

It is an area where e-business developments in Europe are likely to diverge dramatically from the US, where mobile telephones operate to different standards and have yet to achieve similar levels of penetration.

With consumers in Europe more likely in future to buy - or access product information - via a mobile phone than a desk-bound PC, many in Europe view Wap as a looming iceberg likely to put ever greater demands on existing technology infrastructures as it encourages higher e-trading volumes. "The speed of response in e-commerce is certainly going to get worse as volumes increase," says David Ashworth, managing director of BEA systems which provide software for e-commerce transactions.

"Many systems are simply inadequate for big volumes - and that's before you add in mobile phone transactions. There is a timebomb ticking and there's also a danger that consumers will be disappointed and disillusioned by the whole experience," he says. As James Dobree argues, the growing diversity of electronic channels in the business-to consumer arena means that companies will need to embrace Wap sooner rather than later if they are to retain competitive edge.

"Companies will need to publish their offers in every channel and every available format, if they are not to lose ground to pure-play competitors," he says. With a predicted half a billion Wap phones, a growing number of users, and rising transaction levels, the timebomb may be ticking faster than we think.

(Copyright) Copyright the Financial Times Limited 2000.
"FT" and "Financial Times" are trademarks of The Financial Times Limited.


                              * * * * * * * * * *

   8
UNDERSTANDING WAP


[IMAGE OF MOBILE PHONE SCREEN]
NEXT GENERATION


CALLING THE FUTURE

Third generation (3G) telephony will define the future. It will revolutionise the way we use the Internet, the way we do business, and even the way we live. by Fiona Harvey

Anyone who has ever tried to make a call from a mobile phone only to be denied access because the network was too busy will understand the need for third generation (3G) telephony. As mobile phone use has expanded - about half the population of the UK now owns one - the networks have begun to creak under the strain. The areas of the radio spectrum allocated to mobile phone use - the airwaves along which the mobile phone signals travel - are rapidly being filled. It is estimated that the present networks will reach capacity by 2003.

New spectrum is clearly needed, and the government has allocated it by auction, raising pound sterling 22.5bn. The billions that the mobile phone operators were prepared to pay for the 20-year licences to use the radiowaves was an indication of how essential they are to the operators' business.

Apart from needing the spectrum to cope with the demand for today's phone services, the operators also see a massive opportunity in new, more advanced networks offering much greater capabilities than the simple voice calls and text messages of today's phones.

With the new bandwidth, the operators will switch on 3G mobile phone services, which will let users watch live broadcasts or send video e-mails over their phones, surf the internet and engage in mobile electronic commerce -m-commerce, as it has come to be known.

Turning on these new services will cost an awful lot of money. New base stations will have to be built - perhaps twice as many as there are now, according to some estimates. The cost of upgrading one of today's mobile networks to deal with the new technology could reach pound sterling 600m.

New handsets will also be necessary. These may not look much like today's mobile phones, but more like a cross between a phone and a handheld computer. They will have colour screens a few inches square, built-in video cameras, keyboards or touchpads, and separate earpieces. These, too, will cost millions to develop.

But the prize is enormous. If the mobile operators have bet correctly, 3G phones will revolutionise the way we use the internet, the way we do business, even the way we live.

At present, buying and selling goods over the internet is not easy. Users have to sit in front of a computer, fire up their web browser, type in the address of a commerce website, find the item or service they want to buy, enter their credit card details and, finally, actually buy the thing. In the vision of mobile phone operators, none of this will be necessary in the future.

With a 3G mobile phone, users will be able to log on to the internet without even being aware that they are doing so. A button on the phones will link straight to an internet portal, either the mobile phone operator's own or one run by a sponsor. So, for example, fans of Manchester United football club could have a phone branded in the team's colours and logo, and enter the internet through a Manchester United portal.

This portal would offer a wide variety of services: news reports, travel updates, weather, services and shopping. Because the phones, having access to higher bandwidth, would effectively be "on", or capable of receiving data, all the time, some of these services could be pushed out to the user without them having to dial-up the network: by-the-minute sports scores or weather reports, for example.

   9

The shopping services offered on such sites would let people buy goods and services over the internet on the move, quickly and conveniently. The reader would be presented with a series of options on the screen of their mobile phone, and be able to pay for the items with an electronic wallet, or perhaps through their mobile phone bills.

It would not always be necessary to use the internet to shop. Third generation phones will use technology known as Bluetooth for wireless radio communications over short distances.

Sandra de Brito, 3G manager of the BT Global account at Ericsson, the mobile network manufacturer, describes how Bluetooth might be used for m-commerce: "Say I fall ill. I go to the doctor, who examines me and beams a prescription to my mobile phone, using Bluetooth. I go to the pharmacy, beam the prescription to their till, I take the medicine and I pay them using the phone." Another crucial point is that a mobile phone works by communicating with a base station in its vicinity.

This means the mobile phone company knows roughly where the phone is located, by the nearest base station. Many people see this location awareness as the "killer application" for m-commerce. By mapping the whereabouts of the user, mobile phone operators would be able to suggest physical shops or services nearby at a user's demand.

Finding a florist in Buenos Aires or a restaurant in Cardiff might simply involve tapping in a short request to the phone, which could return a series of options and a map showing how to get there. Traffic information, news or weather could also be localised in this way.

When the world has got tired of all that 3G phones have to offer, what of 4G? Phone manufacturers are even now working on the fourth generation devices, which are likely to become commercially available in 10 or 12 years time. These phones will be able to send and receive data at up to 12 megabits per second, six times faster than 3G phones.

Even at the high speeds available to 3G phones, the quality of video they will display will still be choppy and jerky. But the speeds predicted for 4G phones would be the equivalent of cable television. That means live television or video on demand, on a phone, on the move, of the same quality as a conventional television broadcast.

(COPYRIGHT) Copyright the Financial Times Limited 2000.
"FT" and "Financial Times" are trademarks of The Financial Times Limited.